Exhibit 19.1

COGNITION THERAPEUTICS, INC.

INSIDER TRADING POLICY

Effective October 7, 2021

I.Purpose

Cognition Therapeutics, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.

II.Persons Subject to the Policy

This Policy applies to (i) all officers, directors and employees of the Company and its subsidiary, (ii) immediate family members (as defined below) and any persons that reside in the same household as any of the foregoing persons and (iii) any other person whose transactions in Company Securities (as defined below) are directed by, or subject to influence or control by the foregoing persons, and any trust, partnership, corporation or other entity over which such persons have investment control (collectively, “Insiders”).  Individuals subject to this Policy are responsible for ensuring that members of their households also comply with this Policy and therefore should make them aware of the need to confer with you before they trade in Company Securities (as defined below) and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

This Policy does not, however, apply to personal securities transactions of your immediate family members (as defined below) where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your immediate family members (as defined below).

For purposes of this Policy, “immediate family member” means any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother or sister-in-law (as well as other adoptive relationships), whether or not sharing the same household as the persons described in item (i) above.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by this Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.

Persons in possession of material non-public information related to, affecting or regarding the Company or its subsidiary (“Inside Information”) when their employment or service terminates may not trade in Company Securities (as defined below) until that information has become public or is no longer material.

Notwithstanding the foregoing, this Policy, including, without limitation, the pre-clearance policy, blackout periods and prohibited transactions, does not apply to venture capital entities or other institutional investors that engage in the investment of securities in the ordinary course of its business, and the related transaction in the Company’s equity securities by such entities, that may be affiliated with a director of the Company or for Company equity securities that a director may be deemed to have beneficial ownership of by virtue of such affiliation.

III.Transactions Subject to the Policy

This Policy applies to all transactions in securities of the Company (collectively referred to in this Policy as “Company Securities”), including common stock, options to purchase common stock, preferred stock, convertible debt and warrants, or any other type of securities that the Company has or may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities.

IV.General Policy

No Insider who is in possession of Inside Information may, either directly or indirectly, (i) purchase or sell Company Securities or, (ii) without the consent of the Company, provide Inside Information to any other person outside of the Company, including family and friends, provided that notwithstanding the foregoing (y) a director may provide Inside Information to their employer provided such employer either (I) complies with this paragraph or (II) has established its own insider trading controls and procedures in compliance with applicable securities laws or (z) an Insider may disclose Inside Information as required by law.

Insiders may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to directors, officers and employees of the Company or outside advisors in the course of performing their duties for the Company (it being understood that directors may disclose Inside Information to their employers; provided that such employer either (I) complies with the requirements of the first paragraph of this Section IV or (II) has established its own insider trading controls and procedures in compliance with applicable securities laws).  When sharing Inside Information with other directors, officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible.  Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in Company Securities based on such information.

V.Definition of Inside Information

Material Information.  Information is considered “material” if a reasonable investor would consider that information important in deciding to buy, hold or sell Company Securities or the securities of another public company.  Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material.  Determining whether information is material is not always straightforward; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.  When doubt exists as to whether information would be considered “material,” the information should be presumed to be material.  While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:

●	merger, acquisition, joint venture, partnerships, strategic alliances, collaborations or investment proposals;
●	annual or quarterly financial statements;
●	earnings estimates;
●	changes to operational or financial guidance;
●	significant expansion or curtailment of operations;
●	material information regarding an existing or potential customer or supplier;
●	unusual borrowings;
●	public or private securities offerings;
●	litigation (pending or threatened);
●	changes in executive management or members of the board of directors of the Company;
●	information concerning clinical trials and their results, intellectual property, regulatory approvals or other developments (positive or negative), product or technological plans, developments or agreements;
●	communications to or from regulatory agencies;
●	new product launches or the introduction of new business strategies;
●	the status of the Company’s progress toward achieving significant Company goals;
●	listing on or delisting from a stock exchange;
●	new major contracts, customers, distributors or suppliers, or the loss of any of the foregoing; or
●	significant related party transactions.

Non-Public Information.  Information that has not been widely disseminated to the public is generally considered to be non-public information.  Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or other authorized public statement, including any filing with the Securities and Exchange Commission (the “SEC”).  Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information.  As a rule, information should not be considered fully absorbed by the marketplace until after the second full trading day after the information is released.  If, for example, the Company were to make an announcement prior to the start of trading on a Monday, a person covered by this Policy should not trade in Company Securities until the start of trading on Wednesday.  Depending on the circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

If you are unsure whether you are in possession of Inside Information, you should consult with the Chief Financial Officer prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any Company Securities.  However, you are responsible for determining whether you are in possession of Inside Information and any action on the part of the Company, the Chief Financial Officer or any other employee or director pursuant to this Policy or otherwise does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

VI.Special and Prohibited Transactions

In addition to the other restrictions set forth in this Policy, the following transactions are strictly prohibited at all times:

●	trading in call or put options involving Company Securities and other derivative securities;
●	engaging in short sales of Company Securities;
●	holding Company Securities in a margin account;
●	all forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts; and
●	pledging Company Securities to secure margin or other loans.

If you are unsure whether a particular transaction is prohibited under this Policy, you should consult with the Chief Financial Officer prior to engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.

VII.Transactions Not Subject to Trading Restrictions Under the Policy

The trading restriction prohibitions in this Policy do not apply to:

●	the granting of options or other equity awards;
●	the purchase or sale of Company Securities from or to the Company, as applicable;
●	bona fide gifts of Company Securities;
●	purchases or sales of Company Securities made pursuant to any binding contract, specific instruction or written plan entered into outside of a blackout period and while the purchaser or seller, as applicable, was unaware of any material non-public information and which contract, instruction or plan (i) meets all of the requirements of the affirmative defense provided by Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (a “10b5-1 trading plan”), (ii) was pre-cleared in advance pursuant to this Policy and (iii) has not been amended or modified in any respect after such initial pre-clearance without such amendment or modification being pre-cleared in advance pursuant to this Policy; or
●	transactions between Insiders and the Company with respect to grants under its equity incentive plan (or, to the extent applicable, granted outside such plan), including the exercise of stock options for cash; the vesting of restricted stock or restricted stock units (“RSUs”) or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares to satisfy tax withholding upon the exercise of stock options or the vesting of any restricted stock or RSUs.

Consequently, restrictions contained in this Policy would apply to the sale of Company Securities in the open market to pay the exercise price of an option and to the “cashless exercise” effected through a broker or “same day sale” of an option, which generally entail the sale of a portion of the underlying stock on the market to cover the costs of exercise or the resulting taxes.

In addition, any sale of the underlying securities acquired upon the exercise of an option or RSU is subject to the Policy.

VIII.Additional Procedures Applicable to Restricted Persons

Blackout Periods.  All officers and directors of the Company, as well as certain key employees listed on Annex A hereto (as may be amended from time to time), as well as any family members or other persons that reside in the same household as those persons (all of the foregoing being “Restricted Persons”) are subject to additional restrictions on their ability to engage in purchase or sale transactions involving Company Securities. Restricted Persons are more likely to have access to Inside Information regarding the Company because of their positions or affiliations with the Company and, as a result, their trades in Company Securities are more likely to be subject to greater scrutiny. Accordingly, Restricted Persons are prohibited from trading in Company Securities is prohibited during the period beginning twenty-one days prior to the filing of each of the Company’s quarterly reports on Form 10-Q or annual reports on Form 10-K with the SEC and ending on the beginning of the second trading day following public disclosure of the financial results for that quarter or the full year.  Attached hereto as Annex B is a list of the blackout periods for the current and next fiscal year, which shall be updated from time to time.

Special Blackout Periods.  In addition, from time to time, the Company may impose special blackout periods on Restricted Persons and other employees of the Company if, in the judgment of the Chief Executive Officer or Chief Financial Officer, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted.  If certain Restricted Persons or other employees of the Company become subject to a special blackout period, such persons are prohibited from (i) trading in Company Securities and (ii) without the consent of the Company, disclosing to others the fact that they are subject to such special blackout period.  These special blackout periods may vary in length and may or may not be broadly communicated to Insiders.  Unless otherwise specified, the Company will re-open trading on the beginning of the second trading day following public disclosure of such significant corporate developments or after the termination of any pending development, if applicable.  If, for example, the Company imposed a special blackout period by end of business close on a Monday, the persons subject to such a special blackout period should not trade in Company Securities until the pre-market on Thursday, unless otherwise specified by the Company.

Pre-Clearance Procedures.  Restricted Persons must obtain prior clearance from the Chief Financial Officer, or such person’s designee, by submitting (in writing or via email) the information contained in the Request for Clearance to Trade as set forth on Annex B attached hereto, before such person makes any purchases, sales or gifts of Company Securities, regardless of whether a blackout period is then in effect.  The Chief Financial Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.  If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities.  Clearance of a transaction is valid for no more than the 5-business day period (or such shorter period as may be prescribed in the pre-clearance form) immediately following receipt by such person of such clearance.  Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved 10b5-1 trading plan, but must receive prior approval before implementing, terminating, or amending such a plan by the Chief Financial Officer, or such person’s designee.

IX.Rule 10b5-1 Plans

The Company permits all directors, officers and other employees to adopt a 10b5-1 trading plan pursuant to the Company’s procedure for adopting such a trading plan.  All directors, officers and other employees must obtain pre-clearance prior to entering into, modifying or terminating a 10b5-1 trading plan.  The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to a 10b5-1 trading plan.

X.Consequences of Violations

The purchase or sale of Company Securities while aware of Inside Information, or the disclosure of Inside Information to others who then trade in Company Securities, is prohibited by federal and state securities laws.  Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities, as well as the laws of foreign jurisdictions.  Punishment for insider trading violations is severe and could include significant fines and imprisonment.  While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether the employee’s failure to comply results in a violation of law.  A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation, and irreparably damage a career.

XI.Administration of the Policy

The Company’s Chief Financial Officer, and in such a person’s absence, an employee designated by the Chief Financial Officer, in consultation with internal and external legal counsel, shall be responsible for administration of this Policy.  All determinations and interpretations by the Chief Financial Officer (or his or her designees) shall be final and not subject to further review.

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Chief Financial Officer.

XII.Certification

You must sign, date and return the Certification set forth on Annex C attached hereto (or such other certification as the Chief Financial Officer may deem appropriate) stating that you have received, read, understand and agree to comply with this Policy.  The Company may require you to sign such a Certification on an annual basis, which Certification may be in electronic format.  Please note that you are bound by the Policy whether or not you sign the Certification.

Annex A

Restricted Persons

Annex B

Quarterly Blackout Periods

Annex C

Request for Clearance to Trade

Annex D

Certification